FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               6 Posidonos Avenue
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [__]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [__] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued today, January 10, 2006, by Aries Maritime Transport Limited announcing one of its double-hulled products tankers, Citius, is currently undergoing repairs.

Exhibit 1
---------


For Immediate Release

Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 8983 787                       212-477-8438


             ARIES MARITIME TRANSPORT LIMITED COMMENTS ON THE CITIUS

ATHENS, GREECE, January 10, 2006 - Aries Maritime Transport Limited (NASDAQ:
RAMS) announced today that the Citius, a 1986-built double-hulled products tanker, is currently undergoing repairs after being affected by severe weather on the vessel's last voyage. There were no injuries to crew members and no cargo was lost during the storm.

The Citius has been out of service since December 3, 2005, incurring maintenance, operating costs and loss of hire of approximately $850,000 as of December 31, 2005. Aries has filed an off-hire insurance claim for the Citius, which is currently on an $18,330 net per day time charter with Glencore. The time charter includes a profit sharing component that contributed over $1 million in revenue for the quarter ended December 31, 2005.

The Citius is currently being examined by its classification society and its management company to determine the full extent of the necessary repairs and preventive maintenance. Following the completion of this examination, the Company intends to provide an update to the market.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.8 years and is 100% double-hulled, consists of five MR tankers, two Panamax tankers and one Aframax tanker. Following the delivery of two double-hulled products tanker newbuildings in January 2006 and March 2006, the Company's products tanker fleet will have an average age of 6.5 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.2 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  January 10, 2006                        By: /s/ Richard J.H. Coxall
                                                --------------------------------
                                                Richard J.H. Coxall
                                                Chief Executive Officer

23248.0002 #632714